On April 25, 2000, the Fund held its Annual Meeting of Shareholders to (1) elect Alfred G. Aldridge Jr. as a director of the Fund, and (2) ratify the selection of PricewaterhouseCoopers LLP as independent accountants for the Fund for the fiscal year ending November 30, 2000. The results of each proposal are as follows:

PROPOSAL 1 (MMP* voting as a single class):

Election of Director
					# of Votes Cast	% of Votes Cast
Affirmative .................		603			100.0
	TOTAL .................		603			100.0

PROPOSAL 2 (Common Stock and MMP* voting together as a single class):

Ratify the selection of PricewaterhouseCoopers LLP as independent accountants

					# of Combined	% of Combined
					Votes Cast	      Votes Cast

Affirmative ...........		8,555,210		 98.6
Against ...............		   36,066		  0.4
Abstain ...............		   88,737		  1.0
	TOTAL ...........		8,680,013		100.0

*	Money Market Cumulative Preferred(tm) Stock.